PE 12-31-01

CORNERSTONE
Realty Income Trust, Inc.



2001 Annual Report

Corporate Profile

Cornerstone Realty Income Trust, Inc. is a fully integrated, self-managed and self-advised real estate company that has operated as a Real Estate Investment Trust (REIT) since its founding in 1993. Headquartered in Richmond, Virginia, it focuses on the ownership and management of multifamily properties in select markets in Virginia, North Carolina, South Carolina, Georgia and Texas. Currently Cornerstone owns and manages 80 apartment communities containing 20,686 apartment homes, and employs approximately 650 people at its apartment communities, divisional offices and corporate headquarters. The company's common shares trade on the New York Stock Exchange under the symbol TCR.

Contents

Information Sources: New York Stock Exchange; U.S. Census Bureau; U.S. Bureau of Labor Statistics; M/PF Research, Inc.; National Multi Housing Council; Metro Atlanta Chamber of Commerce; Charlotte Chamber of Commerce; Greater Dallas Chamber

Current Portfolio of Communities

Location Virginia/Raleigh Division	Communities	Units	%Portfolio
Raleigh/Durham	10	2,222	10.7
Richmond	6	1,693	8.2
Norfolk/Va. Beach	4	909	4.4
Winston-Salem	2	530	2.6
Charlottesville	1	425	2.1
Wilmington	1	276	1.3
Greensboro	1	264	1.3
Fredericksburg	1	258	1.2
Greenville (N.C.)	1	171	0.8
Total	**27**	**6,748**	**32.6**



Location Carolina/Atlanta Division	Communities	Units	%Portfolio
Charlotte	11	2,911	14.1
Atlanta	6	1,841	8.9
Charleston (S.C.)	2	656	3.2
Asheville	2	560	2.7
Columbia (S.C.)	2	419	2.0
Myrtle Beach	1	288	1.4
Total	**24**	**6,675**	**32.3**



Location Texas Division	Communities	Units	%Portfolio
Dallas/Fort Worth	26	6,604	31.9
Austin	2	429	2.1
San Antonio	1	230	1.1
Total	**29**	**7,263**	**35.1**





Financial Highlights

Operating Results (In thousands)	**2001**	2000	1999
Rental and property income	**$ 152,668**	$ 146,555	$ 121,087
Net income	**17,990**	58,144	30,037
Funds from operations[a]	**57,989**	71,509	59,488
Distributions to preferred shareholders	**7,698**	30,305	12,323
Net (loss) income available to common shareholders	**(17,200)**	27,839	17,714
Distributions to common shareholders	**45,905**	40,251	42,050

Balance Sheet and Other Data (In thousands, except apartment homes owned)	**2001**	2000	1999
Investment in rental property–gross	**$1,074,266**	$ 869,335	$ 919,129
Total assets	**$ 980,691**	$ 799,781	$ 869,265
Shareholders' equity	**$ 333,834**	$ 522,002	$ 574,365
Shares outstanding	**47,665**	34,926	38,712
Number of apartment homes	**20,686**	18,076	20,965

(a) Funds from operations is defined as net income (computed in accordance with generally accepted accounting principles) excluding gains and (losses) from sales of depreciable property and depreciation and amortization. This definition conforms with the National Association of Real Estate Investment Trust's (NAREIT) definition issued in October 1999 which was effective beginning January 1, 2000. The company considers funds from operations in evaluating property acquisitions and its operating performance and believes that funds from operations should be considered along with, but not as an alternative to net income and cash flows as a measure of the company's activities in accordance with generally accepted accounting principles and not necessarily indicative of cash available to fund cash needs.

Letter to Shareholders

Dear Fellow Shareholders:

In last year's letter I stated "there is a slow-down present in the real estate industry, and both the multifamily sector and Cornerstone will feel the effects of it." That forecast became reality during 2001 as the recession, along with apartment oversupply in some of our largest markets, caused our Funds from Operations (FFO) to fall 6% from $1.28 per common share in 2000 to $1.20 per share in 2001.

To date in 2002, overall traffic at our apartment communities has increased compared with late last year, and we are optimistic that continued improvement will result in higher occupancy rates as the year progresses. Most of our apartment communities' rents are in the mid-priced range, which we believe provides greater stability for the overall portfolio during times of slower growth.

In 2001 our common shareholders were rewarded with a total return on their investment of 18% while the Dow Jones Industrial Average, S&P 500 and Nasdaq indices fell for the second year in a row. Over the past two years, our common stock has generated an average annual total return of 19.6%, and since our stock was listed on the New York Stock Exchange, shareholders have enjoyed an average annual total return of 11.5%.

While we experienced a short-term economic slowdown in 2001, we believe we operate in some of the best long-term apartment markets in the country. The states in which we operate have been leaders in population growth over the past decade, and they are expected to continue growing strongly in the years ahead. Because of this, in 2001 we took advantage of a very favorable acquisition climate to expand our portfolio by more than 14%, adding a total of 2,610 units in North Carolina, Georgia and Virginia.

The five Class A properties (1,398 units) in North Carolina were acquired through a combination of attractive financing and equity in the form of Operating Partnership Units (OP Units), which are exchangeable for shares of our common stock on a one-for-one basis. The $22.2 million in OP Units were priced at $11.95. In addition, two of the new North Carolina communities are in the midst of expansions that will add 286 units to our portfolio this year. When completed Cornerstone will acquire the additional units with financing and the issuance of another $10 million in OP Units priced at $11.95.

Last year we also completed a successful $280-million tender offer for our Series A convertible preferred stock. As a result of the transaction, we have improved our fixed-charge coverage ratio and cash flow available for distribution to common shareholders, and our common shareholder base increased substantially.

During 2001 we continued to repurchase our common shares as part of a total $100-million program authorized by the board of directors. Last year we repurchased $14.7 million of our common shares, and in total we have repurchased 6.6 million common shares at a cost of $70.8 million or $10.72 per share.

In September Kent W. Colton was elected to our board of directors. He serves as senior scholar of the Harvard Joint Center for Housing Studies and prior to that he was the chief executive officer of the National Association of Home Builders. We welcome Mr. Colton to the company, and we look forward to utilizing the vast experience and expertise he brings to the board.

Although at this writing our country is in a recession and apartment demand is soft in some of our major markets, I remain positive and optimistic about the future of our company. With our valuable real estate assets, management strength and the commitment of all Cornerstone associates to a corporate culture that focuses keenly on results, particularly in times of slower growth, I believe we are well positioned to capitalize on an improving economy as it develops. All of us are working diligently to maximize the value of your investment, and we thank all of our shareholders for their investment in and loyalty to our company.

Sincerely,



Glade M. Knight
Chairman and Chief Executive Officer
February 28, 2002



Glade M. Knight
Chairman and Chief Executive Officer



The Courts On Pear Ridge, Dallas, Texas



Mary Ann Klingler
Divisional Vice President

Trace Bond
Assistant Vice President Operations

Suzanne Macon
Regional Property Manager

Michelle Fuller
Regional Property Manager

Alice Cleveland
District Property Manager

Rhonda Sims
Regional Sales Manager

Lisa Tisdale
Regional Sales Manager

Thad Pence
Divisional Trainer

Chris Hyman
Office Manager

Texas Division

Cornerstone's Texas division includes 29 apartment communities with 7,263 units in Dallas/Fort Worth, Austin and San Antonio. Most of the company's apartments are located in the vibrant Dallas/Fort Worth market, the nation's ninth most populous metropolitan area. During the last decade, Dallas/Fort Worth trailed only New York City and Los Angeles in population growth, adding 1.2 million people for a total population of 5.2 million throughout the metropolitan area.

It is a pro-business market with a young and diverse labor force of nearly three million people. Leading industries include technology equipment manufacturing and support services, telecommunications, wholesale and retail trade, and distribution. It also is one of the nation's largest apartment markets with nearly 470,000 units. At year-end the Dallas and Fort Worth apartment occupancy rates were approximately 93% and 94%, respectively.



Bottom: (L to R) Mary Ann Klingler, Lisa Tisdale, Michelle Fuller
Top: (L to R) Rhonda Sims, Trace Bond, Suzanne Macon

Virginia/Raleigh Division

The Virginia/Raleigh division, with a total of 27 communities and 6,748 units, includes three of the company's six largest markets — Raleigh/Durham, Richmond and Norfolk/Virginia Beach — and several secondary markets in Virginia and North Carolina.

The Raleigh/Durham market was the 12th fastest growing metropolitan area in the U.S. from 1990 to 2000 with nearly 40% population growth versus 13% for the nation as a whole. With a current population of 1.2 million people, the area employs 700,000 workers. It also serves as the home of the Research Triangle Park, a 7,000-acre research and development center with 140 businesses and organizations employing 50,000 people. Companies there include many multinational corporations in the biotechnology, pharmaceutical, telecommunications and computer industries. The region also is an important academic center and home to Duke University, the University of North Carolina at Chapel Hill and North Carolina State University. The market's 87,000 apartments were 93% occupied at year-end.

Moderate growth and stability are the hallmarks of Virginia's Richmond and Norfolk/Virginia Beach markets. Richmond, with a population of approximately one million people, serves as the capital of Virginia and enjoys a diverse economy with approximately 570,000 jobs in manufacturing, distribution, services and other industries. The area contains about 68,000 apartment homes with year-end occupancy at 94%.



Bottom: (L to R) Skip Nash, Tammy McKay Top: (L to R) Kim Tillery-Serens, Kimberly Edwards, Maria Boren

The Norfolk/Virginia Beach economy is heavily influenced by distribution and shipping, tourism and military operations. The metropolitan area has a population of 1.6 million people with employment totaling approximately 710,000. The area's 115,000 apartments had an occupancy rate of 95% at year-end.







Skip Nash
Divisional
Vice President

Lisa Price
Regional Property
Manager (N.C.)

Kim Tillery-Serens
Regional Sales
Manager (N.C.)

Kimberly Edwards
Regional Property
Manager (N.C.)

Tammy McKay
Regional Property
Manager (Va.)

Maria Boren
Regional Sales
Manager (Va.)

Autumn Park, Greensboro, N.C.

Carolina/Atlanta Division

The company's Carolina/Atlanta division includes 24 properties with 6,675 units in Charlotte, Atlanta and several smaller markets in North and South Carolina. Although the Charlotte and Atlanta apartment markets are experiencing the effects of the recession and significant new apartment construction, both areas have large populations and have enjoyed strong economic growth during the past decade.

With 4.1 million residents, Atlanta is the 11th largest metropolitan area in the country and grew the fourth fastest during the past decade. It also was the top job producer in the nation from 1990 to 2000 with nearly 70,000 jobs created per year for a total current employment base of 2.1 million people. Today Atlanta ranks as the seventh largest apartment market in the U.S. with more than 320,000 units, and at year-end those apartments were 92% occupied.



(L to R) Lisa Foley, Brandi Robelotto, Deborah Joyce

Charlotte, now the nation's second largest banking center, has a population of 1.5 million people and employs 875,000 people in a wide variety of industries. It was one of the top 20 cities in the U.S. for population growth during the last decade. The metropolitan area contains 97,000 apartment homes that were 90% occupied at year-end.





Legacy Park, Charlotte, N.C.



Deborah Joyce
Divisional Vice President

Mary Ann Tattrie
Regional Sales Manager (Atlanta)

Dave Bunting
Regional Property Manager (Atlanta)

Lisa Foley
Regional Property Manager (Charlotte)

Brandi Robelotto
Regional Sales Manager (Charlotte)

Lisa Golden
Regional Property Manager (S.C.)

Lee Ann Edwards
Regional Sales Manager (S.C.)

Outlook



Resident Movie Theatre at Legacy Park, Charlotte, N.C.



Outlook

The U.S. apartment market, valued at $1.3 trillion in 2000, is a major force in the nation's housing industry and the overall economy. It has enjoyed strong growth over the years with total value increasing 5.5% annually from 1990 to 2000. Today there are more than 16 million apartment homes in the U.S. and that number is projected to increase dramatically over the next several years as demographics and people's attitudes toward apartment living continue to undergo significant changes.

In the U.S. 32% of American households rent and 15% rent apartments in buildings with five or more units. Of Americans living in apartments, 41% live there as a matter of choice and not financial necessity, a substantial increase from 28% in 1999. Since 1997 households with incomes of at least $50,000 represent the fastest-growing segment of the apartment industry.

In addition, household types most likely to rent are the fastest growing segment of the U.S. population, specifically households without school-age children, including echo boomers just entering the workforce and baby boomers moving to smaller residences.

While the outlooks for the industry in general and Cornerstone in particular are favorable on a long-term basis, the recession and oversupply in some major markets will temper the rate of growth in 2002. Year 2003 should be one of moderate growth with an improving economy and increased absorption of new apartments in markets currently in oversupply. By 2004 the industry should be operating at higher performance levels able to be maintained and improved upon for several years thereafter.



(L to R) Jay Olander, Chief Financial Officer and President of Capital Markets; Glade Knight, Chairman and Chief Executive Officer; Debra Jones, Executive Vice President and Chief Operating Officer



For Cornerstone, the positive outlook for the nation's apartment industry is magnified by the long-term strength of the markets in which the company operates. From 1990 to 2000 the populations of all five states where Cornerstone operates grew faster than the nation as a whole, and four of the five are among the eight fastest-growing states since the beginning of the new decade. While the U.S. population grew 13.2% from 1990 to 2000, Cornerstone's major markets of Atlanta, Dallas/Fort Worth and Charlotte grew 39%, 29% and 29%, respectively.

Cornerstone's portfolio of apartment communities is well positioned to capitalize on the favorable trends occurring in the apartment industry and in individual markets. Virtually all of the company's properties have been acquired one-by-one following careful examination of the construction, specific location, quality and scope of amenities, resident profile and other key factors. Most communities have undergone substantial upgrading and are maintained as meticulously as possible. During the past three years, the company has invested nearly $82 million in capital improvements at its properties, with an additional $15 million planned for this year.

To successfully operate and grow these assets, Cornerstone has enhanced its management structure and strengthened its management team at every level from the individual apartment communities and divisional offices to the corporate headquarters. Together, all Cornerstone associates in the field and at corporate headquarters work closely as a team to provide our apartment residents with attractive, comfortable and well-maintained homes, and our shareholders with the highest possible return on their investment in the company.



(L to R) Patrick Morin, Senior Vice President; David Carneal, Senior Vice President of Operations; Stacy Wiseman, Vice President of Human Resources; Carol Melton, Vice President of Asset Management and Accounting

All associates are dedicated to helping the company continue its strong growth and realize its mission: We are one of the leading multifamily REITs in the South, and we distinguish ourselves by building quality relationships, exceeding expectations, and rewarding people through a culture that promotes integrity, respect and loyalty.

Financial Information

Carter Bilyue Amy Gruver
Penny Gilman Aisha Lawson Anita Ramirez Carter Bilyue Amy Gruver
Amy Wells Carl Jacobs Penny Gilman Aisha Lawson Anita Ramirez Brenna Powell Diana Leis Craig
ment Community **Management Team** Amy Wells Carl Jacobs Penny Gilman Aisha Lawson Anita Ramirez Carter Bilyue Amy Gruver Cindy Buckner-Hart Debbie Issacs Brenna Powell Diana Leis Craig Janet Schneider
McCoy Charlene Green Beth Jacobs Betsy Taylor Becky Pratt Dee Coggins Cindy Buckner-Hart Debbie Issacs John Kozlarek Jolyn Adams Janet Schneider Rebecca Schwab
Brewington Carol Humphrey Jenny Stevens Cynthia Foster Deidre McDonough Claudette Carter John Kozlarek Jolyn Adams Dana Garcia Rebecca Schwab Renee Chapoton Jennifer
Mike Vandergrift Kathy Holmes Jennifer Cox Dan Johnson Patricia McMillan Kelly Kramer Karen Pawelec Dana Garcia Rebecca Schwab Lisa Malin Renee Chapoton Jennifer Stacy Scheick Rosalind
l Lindsey Waudby Dennis Burks Ruth Murphy LaCole Brown Mechelle Herring Gary McKee Sheila Gentry Lisa Malin Renee Chapoton Jennifer Lori Shields Stacy Scheick Rosalind Yarbrough Tracy Ross
Shepard Michelle Alarcon Robert Gifford Jennifer Rosas Susan Green Pamela Edwards Shara Fitzwater Lori Shields Stacy Scheick Rosalind Tracey Yarbrough Tracy Ross Aisha Lawson Anita
heresa Witham Marti Reynolds Tasha Krawiec Tarcha Fulmore Tina Camire Pat Wilson Tina Lawson Thelma Allan Tracey Yarbrough Tracy Ross Penny Gilman Aisha Lawson Anita Cindy Buckner-Hart
mmer Valerie Fulke Valeri Smiddy **Cornerstone Apartment Community Management Team** Amy Wells Carl Jacobs Penny Gilman Aisha Lawson Anita Dee Coggins Cindy Buckner-Hart Claudette Carter
Carter Bilyue Amy Gruver Anne Buhman Becky McCoy Charlene Green Beth Jacobs Betsy Taylor Becky Pratt Dee Coggins Cindy Buckner-Hart Deidre McDonough Claudette Carter Kelly Kramer Karen
ssacs Brenna Powell Diana Leis Craig Fowler Deborah Brewington Carol Humphrey Jenny Stevens Cynthia Foster Deidre McDonough Claudette Carter Patricia McMillan Kelly Kramer Karen Gary McKee Sheila Gentry
zlarek Jolyn Adams Janet Schneider Cynthia Mayo Mike Vandergrift Kathy Holmes Jennifer Cox Dan Johnson Patricia McMillan Kelly Kramer Karen Mechelle Herring Gary McKee Sheila Gentry Shara Fitzwater Lori
e Dana Garcia Rebecca Schwab Kimberly Mall Lindsey Waudby Dennis Burks Ruth Murphy LaCole Brown Mechelle Herring Gary McKee Sheila Gentry Pamela Edwards Shara Fitzwater Lori Tina Lawson Thelma Allan
Malin Renee Chapoton Jennifer Bufis Shyla Shepard Michelle Alarcon Robert Gifford Jennifer Rosas Susan Green Pamela Edwards Shara Fitzwater Lori Pat Wilson Tina Lawson Thelma Allan Carl Jacobs Penny
s Stacy Scheick Rosalind Reynolds Theresa Witham Marti Reynolds Tasha Krawiec Tarcha Fulmore Tina Camire Pat Wilson Tina Lawson Thelma Allan **Management Team** Amy Wells Carl Jacobs Penny Becky Pratt Dee Coggins
Yarbrough Tracy Ross Yvonne Zimmer Valerie Fulke Valeri Smiddy **Cornerstone Apartment Community Management Team** Amy Wells Carl Jacobs Penny Beth Jacobs Betsy Taylor Becky Pratt Dee Coggins Cynthia Foster Deidre
n Aisha Lawson Anita Ramirez Carter Bilyue Amy Gruver Anne Buhman Becky McCoy Charlene Green Beth Jacobs Betsy Taylor Becky Pratt Dee Coggins Carol Humphrey Jenny Stevens Cynthia Foster Deidre Cox Dan Johnson Patricia
Buckner-Hart Debbie Issacs Brenna Powell Diana Leis Craig Fowler Deborah Brewington Carol Humphrey Jenny Stevens Cynthia Foster Deidre Kathy Holmes Jennifer Cox Dan Johnson Patricia LaCole Brown Mechelle
nough Claudette Carter John Kozlarek Jolyn Adams Janet Schneider Cynthia Mayo Mike Vandergrift Kathy Holmes Jennifer Cox Dan Johnson Patricia Ruth Murphy LaCole Brown Mechelle Jennifer Rosas Susan Green
lan Kelly Kramer Karen Pawelec Dana Garcia Rebecca Schwab Kimberly Mall Lindsey Waudby Dennis Burks Ruth Murphy LaCole Brown Mechelle Robert Gifford Jennifer Rosas Susan Green Tarcha Fulmore Tina Camire
g Gary McKee Sheila Gentry Lisa Malin Renee Chapoton Jennifer Bufis Shyla Shepard Michelle Alarcon Robert Gifford Jennifer Rosas Susan Green Tasha Krawiec Tarcha Fulmore Tina Camire **Cornerstone Apartment Community**
a Edwards Shara Fitzwater Lori Shields Stacy Scheick Rosalind Reynolds Theresa Witham Marti Reynolds Tasha Krawiec Tarcha Fulmore Tina Camire Valeri Smiddy **Cornerstone Apartment Community** Becky McCoy Charlene Green
Vilson Tina Lawson Thelma Allan Tracey Yarbrough Tracy Ross Yvonne Zimmer Valerie Fulke Valeri Smiddy **Cornerstone Apartment Community** Anne Buhman Becky McCoy Charlene Green Deborah Brewington Carol
gement Team Amy Wells Carl Jacobs Penny Gilman Aisha Lawson Anita Ramirez Carter Bilyue Amy Gruver Anne Buhman Becky McCoy Charlene Green Leis Craig Fowler Deborah Brewington Carol Cynthia Mayo Mike Vandergrift
Jacobs Betsy Taylor Becky Pratt Dee Coggins Cindy Buckner-Hart Debbie Issacs Brenna Powell Diana Leis Craig Fowler Deborah Brewington Carol Janet Schneider Cynthia Mayo Mike Vandergrift Mall Lindsey Waudby Dennis
hrey Jenny Stevens Cynthia Foster Deidre McDonough Claudette Carter John Kozlarek Jolyn Adams Janet Schneider Cynthia Mayo Mike Vandergrift Rebecca Schwab Kimberly Mall Lindsey Waudby Dennis Shyla Shepard Michelle Alarcon
Holmes Jennifer Cox Dan Johnson Patricia McMillan Kelly Kramer Karen Pawelec Dana Garcia Rebecca Schwab Kimberly Mall Lindsey Waudby Dennis Jennifer Bufis Shyla Shepard Michelle Alarcon Theresa Witham Marti Reynolds
Ruth Murphy LaCole Brown Mechelle Herring Gary McKee Sheila Gentry Lisa Malin Renee Chapoton Jennifer Bufis Shyla Shepard Michelle Alarcon Rosalind Reynolds Theresa Witham Marti Reynolds Valerie Fulke Valeri Smiddy
Gifford Jennifer Rosas Susan Green Pamela Edwards Shara Fitzwater Lori Shields Stacy Scheick Rosalind Reynolds Theresa Witham Marti Reynolds Tracy Ross Yvonne Zimmer Valerie Fulke Valeri Smiddy Carter Bilyue Amy Gruver Anne
Krawiec Tarcha Fulmore Tina Camire Pat Wilson Tina Lawson Thelma Allan Tracey Yarbrough Tracy Ross Yvonne Zimmer Valerie Fulke Valeri Smiddy Anita Ramirez Carter Bilyue Amy Gruver Anne Brenna Powell Diana Leis Craig
stone Apartment Community Management Team Amy Wells Carl Jacobs Penny Gilman Aisha Lawson Anita Ramirez Carter Bilyue Amy Gruver Anne Debbie Issacs Brenna Powell Diana Leis Craig Jolyn Adams Janet Schneider
Becky McCoy Charlene Green Beth Jacobs Betsy Taylor Becky Pratt Dee Coggins Cindy Buckner-Hart Debbie Issacs Brenna Powell Diana Leis Craig John Kozlarek Jolyn Adams Janet Schneider Dana Garcia Rebecca Schwab
Humphrey Jenny Stevens Cynthia Foster Deidre McDonough Claudette Carter John Kozlarek Jolyn Adams Janet Schneider Karen Pawelec Dana Garcia Rebecca Schwab Renee Chapoton Jennifer
Johnson Patricia McMillan Kelly Kramer Karen Pawelec Dana Garcia Rebecca Schwab Lisa Malin Renee Chapoton Jennifer
Gary McKee Sheila Gentry Lisa Malin Renee Chapoton Jennifer

Cornerstone Realty Income Trust, Inc. Selected Financial Data

As of December 31,	2001	2000	1999	1998	1997
(In thousands, except per share data and apartment communities owned)					
Operating Results[a]					
Rental and property income	$ 152,668	$ 146,555	$121,087	$ 88,752	$ 70,116
Income before gain on sales of investments and minority interest of unit holders in operating partnership	17,997	35,214	30,122	23,225	19,226
Gain on sales of investments	–	22,930	–	–	–
Net income	17,990	58,144	30,037	23,211	19,226
Distributions to preferred shareholders	7,698	30,305	12,323	–	–
Excess consideration paid over book value to preferred shareholders	27,492	–	–	–	–
Net (loss) income available to common shareholders	(17,200)	27,839	17,714	23,211	19,226
Distributions to common shareholders	45,905	40,251	42,050	38,318	31,325
Per Share					
Net (loss) income per common share	$ (0.40)	$ 0.77	$ 0.45	$ 0.62	$ 0.59
Distributions per preferred share	$ 2.31	$ 2.19	$ 0.97	–	–
Distributions per common share	$ 1.12	$ 1.10	$ 1.07	$ 1.03	$ 1.00
Distributions representing return of capital	32%	41%	11%	20%	23%
Weighted average common shares outstanding–basic	43,450	36,081	39,183	37,631	32,618
Balance Sheet Data					
Investment in rental property–gross	$1,074,266	$ 869,335	$919,129	$587,438	$ 487,575
Total assets	$ 980,691	$ 799,781	$869,265	$552,348	$ 474,186
Notes payable–unsecured	$ 55,000	$ 13,210	$157,500	$201,893	$ 151,569
Notes payable–secured	$ 554,600	$ 245,423	$105,046	–	–
Shareholders' equity	$ 333,834	$ 522,002	$574,365	$339,171	$ 315,328
Common shares outstanding	47,665	34,926	38,712	39,114	35,510
Other Data					
Cash flow from:					
Operating activities	$ 51,836	$ 53,913	$ 63,010	$ 45,028	$ 34,974
Investing activities	$ (79,796)	$ 50,254	$(31,144)	$(97,863)	$(161,969)
Financing activities	$ 32,475	$(116,294)	$(18,187)	$ 50,912	$ 128,327
Number of apartment communities owned at year–end	80[b]	72	87	58	51
Funds from operations calculation					
Net income	$ 17,990	$ 58,144	$ 30,037	$ 23,211	$ 19,226
Adjustments:					
Gain on sales of investments	–	(22,930)	–	–	–
Depreciation of rental property	39,999	36,295	29,310	20,741	15,163
Other[c]	–	–	141	15	403
Funds from operations[d]	$ 57,989	$ 71,509	$ 59,488	$ 43,967	$ 34,792

(a) On July 23, 1999, the company merged with Apple Residential Income Trust, Inc. See Note 2 to the consolidated financial statements.

(b) The company purchased ten apartment communities of which one apartment community is combined with an existing apartment community and two are adjacent to each other and are operated as one apartment community.

(c) Included in the 1997 operating results is $0.4 million of management contract termination expense resulting from the company's conversion to "self-administered" and "self-managed" status.

(d) Funds from operations is defined as net income (computed in accordance with generally accepted accounting principles) excluding gains and (losses) from sales of depreciable property and depreciation and amortization. This definition conforms with the National Association of Real Estate Investment Trust's (NAREIT) definition issued in October 1999 which was effective beginning January 1, 2000. The company considers funds from operations in evaluating property acquisitions and its operating performance and believes that funds from operations should be considered along with, but not as an alternative to net income and cash flows as a measure of the company's activities in accordance with generally accepted accounting principles and not necessarily indicative of cash available to fund cash needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The company owned 80 apartment communities with 20,686 apartment homes at December 31, 2001. The company operated in 18 markets overall. At December 31, 2001 the company's three largest markets comprised 55% of its real estate owned, at cost. The following table summarizes the company's apartment market information (dollars in thousands).

Market	Number of Apartment Communities	Total Cost	Number of Apartment Homes	% of Total Cost of Apartments	Annual Average Economic Occupancy 2001	Annual Average Economic Occupancy 2000
Dallas/Fort Worth, TX	26	$ 291,468	6,604	27%	93%	93%
Charlotte, NC	11	170,923	2,911	16	90	92
Raleigh/Durham, NC	10	130,470	2,222	12	92	94
Atlanta, GA	6	113,077	1,841	11	91	93
Richmond, VA	6	99,102	1,693	9	94	95
Norfolk/Virginia Beach, VA	4	37,863	909	3	94	93
Winston-Salem, NC	2	28,618	530	3	89	87
Austin, TX	2	21,395	429	2	95	98
Columbia, SC	2	18,532	419	2	89	93
Other (9 markets)	11	162,818	3,128	15	93	94
Total	80	$1,074,266	20,686	100%	92%	93%

The following discussion is based on the financial statements of the company as of December 31, 2001, 2000, and 1999. This information should be read in conjunction with the selected financial data and the company's consolidated financial statements included elsewhere in this annual report. The company is operated and has elected to be treated as a real estate investment trust (REIT) for federal income tax purposes.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements concerning anticipated improvements in financial operations from completed and planned property renovations. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the company to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting the company, and adverse changes in the real estate markets, general and local economies, or business conditions. Although the company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the results or conditions described in such statements or the objectives and plans of the company will be achieved.

Results of Operations

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

Income and Occupancy

During 2001 the national economy, as well as the markets in which the company operates, experienced a general downturn. This downturn had an effect on the company's occupancy and its rental rates. The company also experienced an increase in expenses as a result of increased costs to rent vacant apartments. These factors were more severe in the fourth quarter of the year.

The company's property operations for the year ended December 31, 2001 include the results of operations for the entire year from 72 properties acquired before 2001 and from the 10 properties acquired in 2001 from their respective acquisition dates. One of the apartment communities acquired in 2001 is combined with an existing apartment community owned by the company and two are adjacent to each other and are operated as one apartment community. The operations of the 16 properties sold on March 10, 2000 are reflected through the sale date. The increases in rental income and operating expenses for the year ended December 31, 2001 over the same period in 2000 are primarily due to the effect of the properties acquired in 2001 offset in part by a reduction in average economic occupancy from 93% in 2000 to 92% in 2001.

The principle source of the company's revenue is the rental operation of its apartment communities. Rental revenues increased 4% in 2001 to $152.7 million, up $6.1 million over 2000. The increase in rental income is primarily due to the factors described above. Rental revenue is expected to continue to increase from the impact of planned improvements, which are being made in an effort to improve the properties' marketability, economic occupancies, and rental rates.

Expenses

Total property operating expenses (excluding depreciation, general and administrative, other depreciation and other expenses) increased 10.8% to $62.2 million in 2001 from $56.1 million in 2000. The increase is primarily due to the incremental effect of the 2001 acquisitions, higher real estate tax assessments, increase in property insurance costs and higher rental costs due to higher vacancies. The operating expense ratio (the ratio of property operating expenses to rental revenue) increased to 41% in 2001 from 38% in 2000 and is due to the factors described above.

General and administrative expenses totaled 1.3% and 1.2% of revenues in 2001 and 2000, respectively. These expenses represent the administrative expenses of the company as distinguished from the operations of the company's properties.

Depreciation of real estate increased to $40 million in 2001 from $36 million in 2000, and is directly attributable to a full year of depreciation of the 2000 and 2001 acquisitions from their respective acquisition dates as well as depreciation on the capital expenditures made in 2000 and 2001.

Interest Income and Expense

The company earned interest income of $0.5 million in 2001 and $0.6 million in 2000 from the investment of its cash and cash reserves. The decrease in 2001 is mainly due to the decreasing interest rates in 2001 compared to 2000 as well as a decrease in average invested funds.

The company incurred $30.9 million and $17.7 million of interest expense in 2001 and 2000, respectively, associated with borrowings under its unsecured lines of credit and mortgage notes and amortization of deferred financing costs. During 2001 and 2000, the company incurred interest expense of $28 million and $7.9 million, respectively, associated with mortgage notes and $2.2 million and $9.3 million, respectively, associated with the unsecured facilities. The company amortized as interest expense deferred financing costs of $0.7 million in 2001 and $0.5 million in 2000. The increase in interest expense is due to the fixed and variable rate mortgage notes placed or assumed on 26 apartment communities during 2001, which was offset in part by decreasing interest rates on the company's unsecured lines of credit during 2001. The overall weighted average interest rate for all borrowings was 6.8% and 7.2% during 2001 and 2000, respectively. The decrease in the weighted average rate is attributable to lower fixed and variable interest rates in 2001 compared to 2000. Average debt, secured and unsecured, increased from $240 million in 2000 to $451 million in 2001. This increase is primarily attributable to $146.6 million in financing used to fund the cash portion of the exchange offer for the company's Series A Convertible Preferred Shares and acquisitions.

Same-Property Results

The company's "same-property" portfolio for the years 2001 and 2000 consists of 69 stabilized apartment communities, containing 17,014 apartment homes that the company owned since January 1, 2000, representing 82% of the company's 20,686 apartment homes. The apartment communities sold in March 2000 have been eliminated from the calculation. On a comparative basis, net operating income decreased 4% from 2000. Rental and other revenues remained the same while operating expenses increased 8% from 2000. Average monthly rental rates for the "same-property" portfolio increased 2.2% to $660 per apartment home in 2001 from $646 per apartment home in 2000. However, the majority of the increase was offset by lower occupancies.

Results of Operations

Comparison of the year ended December 31, 2000 to the year ended December 31, 1999

Income and Occupancy

The company's property operations for the year ended December 31, 2000 include the results of operations for the entire year from 71 properties acquired before 2000 and from the three properties acquired in 2000 from their respective acquisition dates. Two of the properties acquired in 2000 are located next to existing apartment communities owned by the company. The operations of the acquired properties are combined with the existing apartment communities. The operations of the 16 properties sold on March 10, 2000 are reflected through the sale date. The increased rental income and operating expenses for the year ended December 31, 2000 over the same period in 1999 are primarily due to the effect of the properties acquired through the Apple Residential Income Trust, Inc. ("Apple") merger in July 1999 offset in part by dispositions in 2000. Rental revenues increased 21% in 2000 to $146.6 million, up $25.5 million over 1999 due to the factors described above.

Overall average economic occupancy was 93% in 2000 and 92% in 1999. Rental rates for the portfolio increased 8% to $673 on December 31, 2000 from $628 on December 31, 1999. This increase is due to a combination of increased rental rates from new leases and property renovation as well as the acquisition of properties from Apple.

Expenses

Total property operating expenses (excluding depreciation, general and administrative, amortization and other depreciation and other expenses) increased 20% to $56.1 million in 2000 from $46.9 million in 1999, primarily due to the effect of the properties acquired through the Apple merger in July 1999 offset in part by dispositions in 2000. The operating expense ratio (the ratio of property operating expenses to rental revenue) decreased to 38% in 2000 from 39% in 1999 and is attributable to slower growth in expenses.

General and administrative expenses totaled 1.2% and 1.3% of revenues in 2000 and 1999, respectively. The decrease in this percentage is attributable to economies of scale associated with the Apple merger.

Depreciation of real estate increased to $36 million in 2000 from $29 million in 1999, and is directly attributable to a full year of depreciation of the Apple properties and the 2000 acquisitions from their respective acquisition dates.

Interest Income and Expense

The company earned interest income of $0.6 million in 2000 and $0.2 million in 1999 from the investment of its cash and cash reserves. The increase in 2000 over 1999 reflects interest received on the funds invested from the sale of properties, pending tax-free exchanges, which were completed in May 2000.

The company incurred $17.7 million and $15.3 million of interest expense in 2000 and 1999, respectively, associated with borrowings under its unsecured lines of credit and mortgage notes and amortization of deferred financing costs. During 2000 and 1999, the company incurred interest expense of $7.9 million and $2.2 million, respectively, associated with mortgage notes and $9.3 million and $12.8 million, respectively, associated with the unsecured facilities. The company amortized as interest expense deferred financing costs of $0.5 million in 2000 and $0.3 million in 1999. The overall weighted average interest rate for all borrowings was 7.2% and 6.5% during 2000 and 1999, respectively. The increase in the weighted average rate is attributable to overall interest rate increases in 2000 and a greater percentage of fixed rate debt versus floating rate debt in 2000 compared to 1999.

Same-Property Results

The company's "same-property" portfolio for the years 2000 and 1999 consists of 65 stabilized apartment communities, containing 16,207 apartment homes that the company and Apple have owned since January 1, 1999. The calculation is adjusted so that the comparison reflects the cost of capital improvements. The apartment communities sold in March 2000 have been eliminated from the calculation. On a comparative basis, net operating income increased 7% from 1999. Rental and other revenues increased 3% while operating expenses decreased 4% from 1999.

Related-Party Transactions

Mr. Glade M. Knight serves as Chairman and Chief Executive Officer of two extended-stay hotel REITs, Apple Suites, Inc., formed during 1999 and Apple Hospitality Two, Inc., formed during 2001. The company provided real estate acquisition, offering-related and other services and rented office space to these entities and received payment of approximately $0.3 million. During 2000 and 1999, the company received $0.3 million and $0.2 million, respectively, from Apple Suites, Inc. for the same services and office space. The majority of the payment is reflected as a reduction in the company's general and administrative expenses.

Prior to the Apple merger, the company or affiliates provided property management, advisory, and real estate brokerage services for Apple. Mr. Knight also served as the Chairman and Chief Executive Officer of Apple. The fees received by the company from service contracts with Apple terminated upon consummation of the merger. (See Note 8 to the consolidated financial statements.)

Property management fees charged to Apple were 5% of gross revenues. Advisory fees charged to Apple were .1% to .25% of total capital raised by Apple. Real estate commissions were generally 2% of the purchase price of each property Apple acquired. The company received $1.9 million in 1999 for advisory and property management services. The company received $0.6 million in 1999 in real estate brokerage commissions. The company amortized into expense $0.2 million in 1999 of the $2 million purchase price the company paid for the acquisition of the brokerage services contract with Apple. Income from the company's investment in Apple was $0.2 million in 1999.

During May 1999, Apple paid the company $1.5 million to modify the company's right of first refusal to purchase Apple and the service contracts between Apple and the company to allow for termination of such agreements in the event of a change in control of the company. The company recorded the payment as other income.

Liquidity and Capital Resources

The company's primary sources of liquidity are rental revenues generated from the properties, proceeds from unsecured lines of credit, reinvestment of distributions, and proceeds from secured debt.

The company believes rental revenues generated from the properties and borrowings on its lines of credit will be sufficient to meet normal property operating expenses, payment of distributions, capital improvements, and scheduled principal payments of mortgage debt in 2002. At December 31, 2001, the company had $8.7 million in cash and cash equivalents.

In September 2000, the Board of Directors authorized the repurchase of up to an additional $50 million of the company's common shares. Under this authorization, the company has, as of December 31, 2001, repurchased 1.9 million common shares at an average price of $10.86 per share for $20.8 million. For the year ended December 31, 2001, the company repurchased 1.4 million common shares at an average price of $10.85 per share for $14.7 million.

On April 18, 2001, the company completed a tender offer for the company's outstanding Series A Convertible Preferred Shares ("Exchange Offer"). A total of 12.5 million preferred shares were tendered, representing 99% of the issued and outstanding Series A Convertible Preferred Shares. Of the Series A Convertible Preferred Shares tendered, the holders of 0.7 million such shares received two common shares for each preferred share and the holders of 11.7 million shares received one common share and $12.25 in cash for each preferred share. The company issued a total of 13.2 million common shares and paid $143.8 million in cash in exchange for all of the preferred shares tendered in the Exchange Offer. The difference between the total consideration given and the carrying value of the preferred shares totaled approximately $27.5 million, including direct transaction expenses, and is included in the statement of operations as a reduction to arrive at net loss available to common shareholders. The preferred shares were listed on the New York Stock Exchange on August 7, 2001. At December 31, 2001, 0.1 million preferred shares remained outstanding.

During 2001, the company obtained a total of $206.9 million in fixed rate secured financing from two separate commercial lenders. The financings are secured by mortgages on a total of 20 apartment communities. At the request of the lender, these financings were provided to new wholly-owned subsidiaries of the company, which were formed for the special purpose of receiving the financial proceeds and holding the mortgaged properties. The company continues to manage these properties. All of these financings are reflected on the audited consolidated financial statements of the company.

Acquisitions

During 2001, the company purchased 10 apartment communities, comprising 2,610 apartment homes, for purchase prices totaling $184.6 million. One of the apartment communities acquired is combined with an existing apartment community owned by the company and two are adjacent to each other and are operated as one apartment community.

Development

During 2000, the company began development of additional apartment homes at two apartment communities owned by the company. The company capitalizes costs incurred during the development of the assets (including interest, property taxes, and other direct and indirect costs) when the development commences and ends when the asset is ready for leasing.

The company classifies land relating to construction in progress as land on its balance sheet. Capitalized interest and real estate taxes aggregated approximately $0.2 million during 2001. Land associated with construction in progress was $3.7 million as of December 31, 2001.

Notes Payable

Secured

Secured borrowings outstanding at December 31, 2001 and 2000 were as follows (dollars in thousands):

	Outstanding Principal		Effective Interest Rate	
	2001	2000	December 31, 2001	Maturity Date
Fixed rate debt[a]	$ 16,875	—	6.98%	January 2012
	9,431	—	6.42	November 2011
	72,135	—	6.75	October 2004, May 2011
	8,495	—	7.10	July 2011
	80,634	—	7.16	July, August 2011
	15,598	—	6.83	April 2011
	75,500	—	6.99	March 2011
	141,000	$141,000	7.35	December 2010
	73,500	73,500	7.29	October 2006
	30,232	30,923	6.48	June 2003 through March 2007
Variable rate debt	15,200	—	3.34	October 2005
	1,000	—	3.64	October 2005
	15,000	—	3.58	April 2005
	$554,600	$245,423		

[a] *Includes fair value adjustments aggregating $1.0 million in 2001 and $0.8 million in 2000 that were recorded in connection with eight apartment communities acquired in 1999 and 2001.*

During the year ended December 31, 2001, the company obtained $206.9 million in new fixed rate mortgage notes. Interest rates on the 2001 mortgage notes obtained range from 6.42% to 7.16%. The notes require monthly installments, including either principal and interest or interest only and are secured by 20 apartment communities.

In conjunction with the acquisition of four apartment communities in 2001, the company assumed $71.9 million in fixed rate mortgage notes. The notes are due in monthly installments, including principal and interest. One of the mortgage notes in the amount of $25.5 million was recorded at a fair value of $25.9 million at the date of assumption. The difference between the fair value and principal balance is being amortized as an adjustment to interest expense over the term of the note. The mortgage note bears interest at a fixed rate of 7.37% per annum and an effective interest rate of 6.75%, including the effect of the fair value adjustment, and has a maturity date of October 2004. The company assumed $31.2 million in variable rate mortgage notes in conjunction with the acquisition of two apartment communities in 2001. The notes require monthly payments of interest only.

Unsecured

On April 18, 2001, the company obtained a $50 million extension on its existing $50 million unsecured line of credit with a commercial bank. The existing unsecured line of credit matures December 2002 bearing interest at LIBOR plus 90 basis points. During the period of time in which a portion of the extension is outstanding, the entire outstanding balance of the unsecured line of credit bears interest at LIBOR plus 120 basis points. The company borrowed $100 million on the unsecured line of credit to fund part of the cash portion of the exchange offer for the company's Series A Convertible Preferred Shares, described in Note 5 to the consolidated financial statements. The company repaid the $50 million extension in June and July 2001 with proceeds from the secured financings described above. The company is obligated to pay lenders a quarterly commitment fee equal to .25% per annum of the unused portion of the line. The unsecured line of credit at December 31, 2001 and 2000 had an outstanding balance of $50 million and $13 million, respectively.

The unsecured line of credit agreement contains certain covenants which, among other things, require maintenance of certain financial ratios and includes restrictions on the company's ability to make distributions to its shareholders over certain amounts. At December 31, 2001, the company was not in default with this agreement.

The company's $7.5 million unsecured line of credit for general corporate purposes bears interest at LIBOR plus 120 basis points. The maturity date is February 1, 2003. At December 31, 2001, borrowings under this arrangement were $5 million.

Capital Requirements

The company has an ongoing capital expenditure commitment to fund its renovation program for recently acquired properties. The company anticipates that it will continue to operate as it did in 2001 and fund these cash needs from a variety of sources including equity raised from its dividend reinvestment plan, excess cash flow from operations over distributions, and debt provided by its lines of credit. The company may seek to obtain additional debt financing to meet its objectives. Given the company's current debt level, the company believes that it would be able to obtain debt financing from a variety of sources, both secured and unsecured.

Capital resources are expected to grow with the future sale of the company's shares and from cash flow from operations. Approximately 14% of all 2001 common stock distributions, or $6.5 million, was reinvested in additional common shares. In general, the company's liquidity and capital resources are believed to be more than adequate to meet its cash requirements during 2002.

The company is operated as, and annually elects to be taxed as, a real estate investment trust under the Internal Revenue Code. As a result, the company has no provision for federal income taxes, and thus there is no effect on the company's liquidity from federal income taxes.

Operating Partnership

The company has approximately an 88% interest as a general partner in Cornerstone NC Operating Limited Partnership, a Virginia limited partnership (the "Limited Partnership"). The Limited Partnership acquired five apartment communities, with a total of 1,398 apartment homes located in North Carolina for a purchase price of $100.2 million. The total consideration for the transaction includes the assumption of $77.6 million in secured financing, the issuance of $22.2 million in the form of operating partnership units, described below, and a deposit of $0.4 million. The company entered into an agreement of limited partnership (the "Agreement") with State Street, LLC, and State Street I, LLC, North Carolina limited liability companies (collectively, the "Limited Partner"). Pursuant to the Agreement, the Limited Partner contributed property to the Limited Partnership in exchange for a total of 1.3 million preferred operating partnership units and 0.6 million non-preferred operating partnership units valued at $22.2 million. The non-preferred operating partnership units shall convert into preferred operating partnership units over time or as certain lease-up and stabilization criteria are met. The preferred operating partnership units can be exchanged at the option of the holder. The preferred operating partnership units shall be exchangeable for either cash or common shares on a one-for-one basis, at the company's option on or after October 1, 2002.

In connection with the acquisition of the five apartment communities discussed above, the company is committed to acquire two additional apartment communities with a total of 286 apartment homes currently under construction, if certain criteria are met. The purchase price of $26 million includes the assumption of $16 million variable financing bearing interest at LIBOR plus 135 basis points and the issuance of 0.8 million non-preferred operating units valued at $10 million. The non-preferred operating partnership units shall convert into preferred operating partnership units once certain criteria are met. The preferred operating partnership units can be exchanged at the option of the holder. The preferred operating partnership units shall be exchangeable for either cash or common shares on a one-for-one basis, at the company's option on or after October 1, 2002. The company is not obligated to acquire the two apartment communities until the construction is completed and certain lease-up and stabilization criteria are met.

Distributions to Preferred Shareholders

The company issued Series A Convertible Preferred Shares in July 1999, in connection with the Apple merger. The company imputed dividends calculated as the present value difference between the perpetual preferred stock distribution and the stated distribution rate. The imputed dividend is reflected as additional non-cash preferred stock distributions. The company declared and paid total distributions of $2.3088 per share on the Series A Convertible Preferred Shares during 2001. For 2002, preferred stock distributions will be reduced to approximately $0.3 million because of the reduced number of outstanding preferred shares resulting from the Exchange Offer.

REIT Modernization Act

The REIT Modernization Act, which became effective January 1, 2001, permits REITs to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REIT distribution requirement from 95% to 90% of its taxable income. The company currently does not have any taxable REIT subsidiaries.

Critical Accounting Policies

Capital Expenditures

The company capitalizes expenditures related to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset. Expenditures necessary to maintain an existing asset in ordinary operating condition, such as repairs and maintenance, are expensed as incurred. During 2001, the company capitalized expenditures of $19.5 million. The recurring capital expenditures, including floor coverings, HVAC equipment, roofs, appliances, siding, exterior painting, parking lots, and other non-revenue enhancing capital expenditures totaled $14.9 million. Non-recurring revenue enhancing capital expenditures, including interior upgrades, gating and access systems totaled $4.6 million for the year ended December 31, 2001.

Rental Revenue and Related Cost Recognition

Rental revenue and other income are recorded on an accrual basis. Rental concessions and direct costs associated with lease origination are amortized on a straight-line basis over the terms of the respective leases. The company's apartment communities are leased under lease agreements that, typically, have terms that do not exceed one year. Deferred lease costs were $1.7 million and $0.7 million at December 31, 2001 and 2000, respectively.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No.133 and 138, "Accounting for Certain Derivative Instruments and Hedging Activities" became effective January 1, 2001. The company currently does not have any derivatives subject to this Statement.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The company will adopt these new accounting standards beginning the first quarter of fiscal 2002. Currently, the company does not have any goodwill or intangible assets, therefore, the adoption of these standards will not have a material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed. SFAS No. 144 retains the requirements of SFAS No. 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. This Statement is effective for fiscal years beginning after December 15, 2001. We currently are assessing the impact of this Statement on the company. However, we do not anticipate this Statement will have a material impact on the consolidated financial position or results of operations of the company.

Market Risk Disclosure

The company is subject to changes in the fair market value of its fixed rate secured debt amounting to $523 million at December 31, 2001. If market interest rates for fixed rate debt were 100 basis points higher at December 31, 2001, the fair value of fixed rate debt would decrease by $27 million to $496 million. If market interest rates for fixed rate debt were 100 basis points lower at December 31, 2001, the fair value of fixed rate debt would have increased from $523 million to $568 million.

The company has market risk exposure to short-term interest rates from variable rate borrowings under its existing unsecured line of credit and variable rate secured debt. The existing unsecured line of credit bears interest at LIBOR plus 90 basis points. The company may utilize variable rate debt up to specified limits to total market capitalization. The company has analyzed its interest rate risk exposure. If market interest rates for these types of credit facilities average 100 basis points more in 2002 than they did in 2001 and the company's line of credit was at the maximum of $50 million and the variable rate secured debt remained at $31.2 million, the company's interest expense would increase, and net income would decrease by $0.8 million. These amounts are determined by considering the impact of hypothetical interest rates on the company's borrowing cost. These analyses do not consider the effects of the reduced overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the company's financial structure.

Impact of Inflation

The company does not believe that inflation had any significant impact on its operation of the company in 2001. Future inflation, if any, would likely cause increased operating expenses, but the company believes that increases in expenses would be more than offset by increases in rental revenues. Continued inflation may also cause capital appreciation of the company's properties over time, as rental rates and replacement costs increase.

Independent Auditors' Report

The Board of Directors and Shareholders
Cornerstone Realty Income Trust, Inc.

We have audited the accompanying consolidated balance sheets of Cornerstone Realty Income Trust, Inc. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cornerstone Realty Income Trust, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Richmond, Virginia
February 6, 2002

Cornerstone Realty Income Trust, Inc. Consolidated Balance Sheets

December 31,	2001	2000
(In thousands, except per share data)		
Assets		
Investment in rental property		
Land	$ 148,203	$127,441
Buildings and property improvements	897,851	718,906
Furniture and fixtures	28,212	22,988
	1,074,266	869,335
Less accumulated depreciation	(131,554)	(91,555)
	942,712	777,780
Cash and cash equivalents	8,656	4,141
Prepaid expenses	3,494	1,396
Deferred financing costs, net	4,792	3,603
Other assets	21,037	12,861
Total Assets	$ 980,691	$799,781
Liabilities and Shareholders' Equity		
Liabilities		
Notes payable–unsecured	$ 55,000	$ 13,210
Notes payable–secured	554,600	245,423
Distributions payable	76	7,103
Accounts payable and accrued expenses	12,992	10,312
Rents received in advance	565	356
Tenant security deposits	1,445	1,375
Total Liabilities	624,678	277,779
Minority interest of unit holders in operating partnership	22,179	–
Shareholders' Equity		
Preferred stock, no par value, authorized 25,000 shares; 128 shares and 12,627 $25 liquidation preference, Series A Cumulative Convertible Redeemable issued and outstanding	2,695	265,194
Common stock, no par value, authorized 100,000 shares; issued and outstanding 47,665 shares and 34,926 shares, respectively	480,529	342,455
Deferred compensation	(685)	(47)
Distributions greater than net income	(148,705)	(85,600)
Total Shareholders' Equity	333,834	522,002
Total Liabilities and Shareholders' Equity	$ 980,691	$799,781

See accompanying notes to consolidated financial statements.

Cornerstone Realty Income Trust, Inc. Consolidated Statements of Operations

Years Ended December 31,	2001	2000	1999
(In thousands, except per share data)			
Revenue			
Rental and property income	$152,668	$146,555	$121,087
Other income	–	–	3,955
Expenses			
Property and maintenance	40,444	36,985	33,030
Taxes and insurance	18,645	16,436	11,525
Property management	3,082	2,685	2,385
General and administrative	1,933	1,749	1,660
Amortization expense and other depreciation	26	23	79
Depreciation of rental property	39,999	36,295	29,310
Other	87	42	1,977
Total expenses	104,216	94,215	79,966
Income before interest and dividend income (expense)	48,452	52,340	45,076
Interest and dividend income	497	610	392
Interest expense	(30,952)	(17,736)	(15,346)
Income before gain on sales of investments and minority interest of unit holders in operating partnership	17,997	35,214	30,122
Gain on sales of investments	–	22,930	–
Minority interest of unit holders in operating partnership	(7)	–	(85)
Net income	17,990	58,144	30,037
Distributions to preferred shareholders	(7,698)	(30,305)	(12,323)
Excess consideration paid over book value to preferred shareholders	(27,492)	–	–
Net (loss) income available to common shareholders	$ (17,200)	$ 27,839	$ 17,714
Net (loss) income per common share-basic and diluted	$ (0.40)	$ 0.77	$ 0.45

See accompanying notes to consolidated financial statements

Cornerstone Realty Income Trust, Inc. Consolidated Statements of Shareholders' Equity

	Common Stock		Preferred Stock			Distributions (Greater)	Total
(In thousands, except per share data)	Number of Shares	Amount	Number of Shares	Amount	Deferred Compensation	Less Than Net Income	Shareholders' Equity
Balance at December 31, 1998	39,114	$388,131	–	–	$(109)	$(48,851)	$339,171
Net income	–	–	–	–	–	30,037	30,037
Issuance of Series A Convertible Preferred Shares	–	–	12,666	$262,946	–	–	262,946
Cash distributions declared to common shareholders ($1.07 per share)	–	–	–	–	–	(42,050)	(42,050)
Cash distributions for Series A Convertible Preferred Shares	–	–	–	–	–	(11,215)	(11,215)
Imputed distributions on Series A Convertible Preferred Shares	–	–	–	1,109	–	(1,109)	–
Exercise of stock options	1	5	–	–	–	–	5
Purchase of common stock held by Apple Residential Income Trust, Inc. ("Apple")	(758)	(7,769)	–	–	–	–	(7,769)
Purchase of common stock	(789)	(7,815)	–	–	–	–	(7,815)
Conversion of minority interests of unit holders in operating partnership	186	1,850	–	–	–	–	1,850
Preferred stock converted to common stock	25	399	(16)	(399)	–	–	–
Amortization of deferred compensation	–	–	–	–	36	–	36
Shares issued through dividend reinvestment plan	933	9,169	–	–	–	–	9,169
Balance at December 31, 1999	38,712	383,970	12,650	263,656	(73)	(73,188)	574,365
Net income	–	–	–	–	–	58,144	58,144
Cash distributions declared to common shareholders ($1.10 per share)	–	–	–	–	–	(40,251)	(40,251)
Cash distributions for Series A Convertible Preferred Shares	–	–	–	–	–	(28,187)	(28,187)
Imputed distributions on Series A Convertible Preferred Shares	–	–	–	2,118	–	(2,118)	–
Exercise of stock options	4	39	–	–	–	–	39
Purchase of common stock	(4,459)	(48,243)	–	–	–	–	(48,243)
Preferred stock converted to common stock	36	580	(23)	(580)	–	–	–
Amortization of deferred compensation	–	–	–	–	26	–	26
Shares issued through dividend reinvestment plan	633	6,109	–	–	–	–	6,109
Balance at December 31, 2000	34,926	$342,455	12,627	$265,194	$ (47)	$(85,600)	$522,002

(In thousands, except per share data)	Common Stock Number of Shares	Common Stock Amount	Preferred Stock Number of Shares	Preferred Stock Amount	Deferred Compensation	Distributions (Greater) Less Than Net Income	Total Shareholders' Equity
Balance at December 31, 2000	34,926	$342,455	12,627	$265,194	$ (47)	$ (85,600)	$522,002
Net income	–	–	–	–	–	17,990	17,990
Cash distributions declared to common shareholders ($1.12 per share)	–	–	–	–	–	(45,905)	(45,905)
Cash distributions for Series A Convertible Preferred Shares	–	–	–	–	–	(7,317)	(7,317)
Imputed distributions on Series A Convertible Preferred Shares	–	–	–	381	–	(381)	–
Exercise of stock options	172	1,815	–	–	–	–	1,815
Purchase of common stock	(1,356)	(14,710)	–	–	–	–	(14,710)
Preferred stock converted to common stock	30	479	(19)	(479)	–	–	–
Issuance of common shares through conversion of Series A Convertible Preferred Shares into common stock	13,222	143,325	(12,480)	(262,401)	–	–	(119,076)
Excess consideration paid over book value for preferred stock redemption	–	–	–	–	–	(27,492)	(27,492)
Restricted stock grants	65	697	–	–	(697)	–	–
Amortization of deferred compensation	–	–	–	–	59	–	59
Shares issued through dividend reinvestment plan	606	6,468	–	–	–	–	6,468
Balance at December 31, 2001	47,665	$480,529	128	$ 2,695	$(685)	$(148,705)	$333,834

See accompanying notes to consolidated financial statements

Cornerstone Realty Income Trust, Inc. Consolidated Statements of Cash Flows

Years Ended December 31, (In thousands)	2001	2000	1999
Cash Flow From Operating Activities			
Net income	$17,990	$58,144	$30,037
Adjustments to reconcile net income to net cash provided by operating activities			
Gain on sales of investment	–	(22,930)	–
Depreciation and amortization	40,025	36,318	29,383
Minority interest of unit holders in operating partnership	7	–	85
Amortization of deferred compensation	59	26	36
Amortization of deferred financing costs	735	456	306
Amortization of mortgage notes payable premium	(258)	(209)	–
Amortization of Apple Realty Group, Inc. contract	–	–	241
Changes in operating assets and liabilities:			
Operating assets	(8,376)	(4,360)	(2,472)
Operating liabilities	1,654	(13,532)	5,394
Net cash provided by operating activities	51,836	53,913	63,010
Cash Flow From Investing Activities			
Acquisitions of rental property, net of debt assumed	(58,856)	(45,197)	–
Capital improvements	(19,482)	(32,016)	(30,342)
Development of real estate assets	(1,618)	–	–
Funding of real estate reserve for replacement	(1,010)	(187)	(699)
Proceeds from sale of land	785	–	765
Cash assumed in acquisition	385	–	–
Net proceeds from the sale of rental property	–	127,654	–
Net cash used in the purchase of Apple Residential Income Trust, Inc.	–	–	(868)
Net cash (used in) provided by investing activities	(79,796)	50,254	(31,144)

Years Ended December 31,	2001	2000	1999
(In thousands)			
Cash Flow From Financing Activities			
Proceeds (repayments) from/of short-term borrowings, net	$ 41,790	$(144,290)	$(44,393)
Proceeds from secured notes payable	206,920	141,000	73,500
Repayment of secured notes payable	(1,067)	(413)	(301)
Payment of financing costs	(1,924)	(2,381)	(1,616)
Shares issued through dividend reinvestment plan and exercise of stock options	8,283	6,147	9,174
Purchase of common stock	(14,710)	(48,243)	(7,816)
Cash payment for conversion of Series A Convertible Preferred Shares into common stock	(143,785)	–	–
Payment of costs associated with the conversion of Series A Convertible Preferred Shares into common stock	(2,783)	–	–
Cash distributions to operating partnership unit holders	–	(50)	(199)
Cash distributions paid to preferred shareholders	(14,344)	(27,813)	(4,486)
Cash distributions paid to common shareholders	(45,905)	(40,251)	(42,050)
Net cash provided by (used in) financing activities	32,475	(116,294)	(18,187)
Increase (decrease) in cash and cash equivalents	4,515	(12,127)	13,679
Cash and cash equivalents, beginning of year	4,141	16,268	2,590
Cash and cash equivalents, end of year	$ 8,656	$ 4,141	$ 16,269
Supplemental Information			
Cash paid for interest	$ 28,294	$ 17,519	$ 16,114
Non-cash transactions:			
Acquisition			
Issuance of preferred stock	–	–	262,947
Assumption of mortgage notes	103,123	–	31,847
Company common stock held by Apple	–	–	7,770
Operating assets acquired	912	–	633
Operating liabilities acquired	1,305	–	10,913
Other	–	–	3,941
Fair value adjustment on mortgage notes	458	–	–
Issuance of operating partnership units	22,179	–	–
Conversion of minority interest and operating partnership	–	–	1,850
Issuance of common stock for preferred stock	143,325	–	–

See accompanying notes to consolidated financial statements.

Note 1
General Information and Summary of Significant Accounting Policies

Business

Cornerstone Realty Income Trust, Inc. (together with its subsidiaries, the "company"), a Virginia corporation, is an owner-operator of one business segment consisting of residential apartment communities in the southern regions of the United States. As of December 31, 2001, the company, as a general partner, has approximately an 88% interest in Cornerstone NC Operating Limited Partnership. This partnership holds certain apartment communities in North Carolina and was formed by the company and the prior owner, which is a minority limited partner and is not otherwise related to the company, as discussed in Note 5 below.

All significant intercompany accounts and transactions have been eliminated in consolidation. The company's common stock trades on the New York Stock Exchange under the ticker symbol "TCR."

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value.

Investment in Rental Property

The investment in rental property is recorded at cost, net of depreciation, and includes real estate brokerage commissions to related parties for purchases prior to October 1, 1996.

The company records impairment losses on rental property used in operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset's fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Repairs and maintenance costs are expensed as incurred while significant improvements, renovations and replacements are capitalized. The company capitalizes expenditures related to acquiring new assets, materially enhancing the value of an existing asset or substantially extending the useful life of an existing asset. The company's capital expenditures include floor coverings, HVAC equipment, roofs, appliances, siding, exterior painting, parking lots, interior upgrades, gating and access systems. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 27.5 years for buildings, range from 10 to 27.5 years for major improvements and range from three to seven years for furniture and fixtures.

Development

During 2000, the company began development at two apartment communities. The company capitalizes costs incurred during the development of the assets (including interest, property taxes, and other direct and indirect costs) when the development commences and ends when the asset is ready for leasing.

Income Recognition

Rental income, interest, and other income are recorded on an accrual basis. Rental concessions are recognized on a straight-line basis over the terms of the respective leases. The company's apartment communities are leased under lease agreements that, typically, have terms that do not exceed one year. The company deferred rental concessions of $0.6 million and $0.3 million at December 31, 2001 and 2000, respectively.

Deferred Financing and Lease Origination Costs

Deferred costs consist of loan fees and related expenses which are amortized on a straight-line basis that approximates the effective interest method over the terms of the related notes. Accumulated amortization of deferred financing costs totaled $0.9 million and $0.2 million in 2001 and 2000, respectively. In addition, the company defers direct costs incurred to originate a lease which are amortized over the life of the lease which on an average is one year. Deferred lease origination costs were $1.1 million and $0.4 million at December 31, 2001 and 2000, respectively.

Stock Incentive Plans

The company elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. As discussed in Note 6, the alternative fair value accounting provided for under Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," ("FASB 123") requires use of option valuation models that were not developed for use in valuing employee stock options.

Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Advertising Costs
Costs incurred for the production and distribution of advertising are expensed as incurred. Amounts expensed during 2001, 2000 and 1999 were $1.8 million for each year.

Earnings Per Common Share
Basic and diluted earnings per common share are calculated in accordance with FASB Statement No. 128 "Earnings Per Share." Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per common share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. The Series A Convertible Preferred Shares and operating partnership units are not included in dilutive earnings per share calculations since the impact is not dilutive.

Minority Interest in Operating Partnership
Interest in the Cornerstone NC Operating Limited Partnership held by a limited partner is represented by operating partnership units ("OP Units"), as discussed in Note 5 below. The operating partnership's income is allocated to holders of OP Units based upon net income available to common shareholders and the weighted average number of OP Units outstanding to total common shares plus OP Units outstanding during the period. OP Units can be exchanged for cash or common shares on a one-for-one basis, at the company's option. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the partnership agreement. OP Units as a percentage of total OP Units and shares outstanding were 2.6% at December 31, 2001.

Federal Income Taxes
The company is operated as, and annually elects to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a real estate investment trust which complies with the provisions of the Code and distributes at least 90% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

The REIT Modernization Act, which became effective January 1, 2001, permits REITs to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REITs distribution requirement from 95% to 90% of its taxable income.

The differences between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions, as well as differences between the tax basis and financial reporting basis of the company's assets, relate primarily to temporary differences, principally real estate depreciation, tax deferral of certain gain on property sales and tax free mergers and acquisitions. The temporary differences in depreciation result from differences in the book and tax basis of certain real estate assets and the differences in the methods of depreciation and lives of the real estate assets.

For federal income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the three years ended December 31, 2001, distributions paid per common share were classified as follows:

	2001	2000	1999
Ordinary income	$ .76	$ .46	$ .95
Long-term capital gain	–	.19	–
Return of capital	.36	.45	.12
	$1.12	$1.10	$1.07

In 2001, of the total preferred distribution, 100% was taxable as ordinary income. In 2000, of the total preferred distribution, 86.6% was taxable as ordinary income and 13.4% was a long-term capital gain. In 1999, all amounts distributed to preferred shareholders were ordinary income for federal income tax purposes.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Comprehensive Income
On January 1, 1998, the company adopted Statement 130, "Reporting Comprehensive Income." The company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

Reclassification
Certain previously reported amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No.133 and 138, "Accounting for Certain Derivative Instruments and Hedging Activities" became effective January 1, 2001. The company currently does not have any derivatives subject to this Statement.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The company will adopt these new accounting standards beginning the first quarter of fiscal 2002. Currently, the company does not have any goodwill or intangible assets, therefore, the adoption of these standards will not have a material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed. SFAS No. 144 retains the requirements of SFAS No. 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. This Statement is effective for fiscal years beginning after December 15, 2001. We currently are assessing the impact of this Statement on the company, however, we do not anticipate this Statement will have a material impact on the consolidated financial position or results of operations of the company.

Note 2
Acquisition, Disposition, and Development

Acquisitions

During 2001, the company purchased 10 apartment communities, comprising 2,610 apartment homes, for purchase prices totaling $184.6 million. One of the apartment communities acquired is combined with an existing apartment community owned by the company and two are adjacent to each other and are operated as one apartment community.

Development

The company classifies land relating to construction in progress as land on its balance sheet. Capitalized interest and real estate taxes aggregated approximately $0.2 million and $0.1 million during 2001 and 2000, respectively. Land associated with construction in progress was $3.7 million and $1.1 million as of December 31, 2001 and 2000, respectively.

Disposition of Investments

On March 10, 2000, the company closed the sale of 16 apartment communities containing 3,609 apartment homes for $136.5 million. The sale resulted in a gain of $22.9 million for financial reporting purposes. The proceeds of the sale were used to pay down the company's existing unsecured line of credit and fund $35 million of tax-free exchanges.

Acquisition of Apple Residential Income Trust, Inc.

On July 23, 1999, the company completed the acquisition of Apple Residential Income Trust, Inc. ("Apple"), which owned 29 apartment communities, containing 7,503 apartment homes. The merger qualified as a tax-free reorganization and was accounted for under the purchase method of accounting for financial reporting. The acquisition was structured as a merger of Apple into a wholly-owned subsidiary of the company. The aggregate purchase price was approximately $311 million. Under the terms of the merger agreement, each Apple shareholder received 0.4 share of the company's $25 Series A Convertible Preferred Shares for each share of Apple common stock. A total of 12.7 million shares of the company's Series A Convertible Preferred Shares were issued as a result of the merger. In addition, the company assumed approximately $32 million of Apple's debt with an effective interest rate of approximately 6.475%. No goodwill was recorded as a result of this transaction.

Note 3
Investment in Rental Property

At December 31, 2001, the company's three largest markets comprised 55% of its real estate owned, at cost. The following is a summary of rental property owned at December 31, 2001 (in thousands):

Market	Initial Acquisition Cost	Carrying Value*	Accumulated Depreciation	Encumbrances**
Dallas/Fort Worth, TX	$266,623	$ 291,468	$ 30,549	$173,180
Charlotte, NC	147,359	170,923	20,107	63,321
Raleigh/Durham, NC	114,622	130,470	18,693	42,837
Atlanta, GA	96,280	113,077	11,911	25,828
Richmond, VA	89,223	99,102	10,470	59,730
Norfolk/Virginia Beach, VA	28,084	37,863	9,684	35,037
Winston-Salem, NC	25,438	28,618	4,514	–
Austin, TX	20,052	21,395	2,121	15,562
Columbia, SC	14,200	18,532	4,358	–
Other (9 markets)	136,851	162,818	19,147	65,605
Total	$938,732	$1,074,266	$131,554	$554,600

*Includes real estate commissions, closing costs, and improvements capitalized since the date of acquisition.

**The total includes $73.5 million of debt secured by 10 apartment communities which is not allocated among the individual apartment communities.

The following is a reconciliation of the carrying amount of real estate owned (in thousands):

	2001	2000	1999
Balance at January 1	$ 869,335	$ 919,129	$587,438
Real estate purchased	184,616	45,197	302,113
Real estate sold	–	(127,007)	–
Development of real estate assets	1,618	–	–
Sale of land	(785)	–	(764)
Capital improvements	19,482	32,016	30,342
Balance at December 31	$1,074,266	$ 869,335	$919,129

The following is a reconciliation of accumulated depreciation (in thousands):

	2001	2000	1999
Balance at January 1	$ 91,555	$ 77,538	$48,228
Depreciation expense	39,999	36,295	29,310
Real estate sold	–	(22,278)	–
Balance at December 31	$131,554	$ 91,555	$77,538

Note 4
Notes Payable

Secured

Secured borrowings outstanding at December 31, 2001 and 2000 were as follows (dollars in thousands):

	Outstanding Principal		Effective Interest Rate	
	2001	2000	December 31, 2001	Maturity Date
Fixed rate debt [a]	$ 16,875	–	6.98%	January 2012
	9,431	–	6.42	November 2011
	72,135	–	6.75	October 2004, May 2011
	8,495	–	7.10	July 2011
	80,634	–	7.16	July, August 2011
	15,598	–	6.83	April 2011
	75,500	–	6.99	March 2011
	141,000	$141,000	7.35	December 2010
	73,500	73,500	7.29	October 2006
	30,232	30,923	6.48	June 2003 through March 2007
Variable rate debt	15,200	–	3.34	October 2005
	1,000	–	3.64	October 2005
	15,000	–	3.58	April 2005
	$554,600	$245,423		

[a] *Includes fair value adjustments aggregating $1.0 million in 2001 and $0.8 million in 2000 that were recorded in connection with eight apartment communities acquired in 1999 and 2001.*

During the year ended December 31, 2001, the company obtained $206.9 million in new fixed rate mortgage notes. Interest rates on the 2001 mortgage notes obtained range from 6.42% to 7.16%. The notes require monthly installments, including either principal and interest or interest only and are secured by 20 apartment communities.

In conjunction with the acquisition of four apartment communities in 2001, the company assumed $71.9 million in fixed rate mortgage notes. The notes are due in monthly installments, including principal and interest. One of the mortgage notes in the amount of $25.5 million was recorded at a fair value of $25.9 million at the date of assumption. The difference between the fair value and principal balance is being amortized as an adjustment to interest expense over the term of the note. The mortgage note bears interest at a fixed rate of 7.37% per annum and an effective interest rate of 6.75%, including the effect of the fair value adjustment, and a maturity date of October 2004. The company assumed $31.2 million in variable rate mortgage notes in conjunction with the acquisition of two apartment communities in 2001. The notes require monthly payments of interest only.

During the year ended December 31, 2000, the company obtained $141 million of fixed rate secured debt. The note requires payments of interest only and is secured by 15 apartment communities.

During the year ended December 31, 1999, the company placed $73.5 million of fixed rate secured debt. The note is secured by 10 apartment communities. The note requires payments of interest only. In connection with the Apple merger, the company assumed six mortgage notes with a principal amount of $30.8 million. These mortgages were recorded at a fair value of $32 million at the date of assumption. The difference between the fair value and the principal is being amortized as an adjustment to interest expense over the term of the respective notes. Prepayment penalties apply for early retirements. Mortgage notes payable are due in monthly installments, including principal and interest.

The aggregate maturities of principal, including monthly installments of principal previously described, and the fair value market adjustment of $1.0 million, for secured debt for the five years subsequent to December 31, 2001 are as follows (in thousands):

Year	Amount
2002	$ 3,390
2003	11,080
2004	30,824
2005	43,412
2006	80,252
Thereafter	385,642
	$554,600

Estimated fair value is based on mortgage rates believed to be available to the company for the issuance of debt with similar terms and remaining lives. The carrying amount of the company's fixed and variable rate secured debt approximates fair value at December 31, 2001 and 2000 which was $555 million and $245 million, respectively.

Unsecured

On April 18, 2001, the company obtained a $50 million extension on its existing $50 million unsecured line of credit with a commercial bank. The existing unsecured line of credit matures December 2002 and bears interest at LIBOR plus 90 basis points. During the period of time in which a portion of the extension is outstanding, the entire outstanding balance of the unsecured line of credit bears interest at LIBOR plus 120 basis points. The company borrowed $100 million on the unsecured line of credit to fund part of the cash portion of the exchange offer for the company's Series A Convertible Preferred Shares, described in Note 5. The company repaid the $50 million extension in June and July 2001 with proceeds from the secured financings described above. The company is obligated to pay lenders a quarterly commitment fee equal to .25% per annum of the unused portion of the line. The unsecured line of credit at December 31, 2001 and 2000 had an outstanding balance of $50 million and $13 million, respectively.

The unsecured line of credit agreement contains certain covenants which, among other things, require maintenance of certain financial ratios and includes restrictions on the company's ability to make distributions to its shareholders over certain amounts. At December 31, 2001, the company was not in default with this agreement.

The company's $7.5 million unsecured line of credit for general corporate purposes bears interest at LIBOR plus 120 basis points. The maturity date was extended to February 1, 2003. At December 31, 2001, borrowings were $5 million and there was no outstanding balance at December 31, 2000 under this arrangement.

During 1999, the company's June 25, 1996 unsecured note was refinanced with a $5.5 million unsecured note from a commercial bank. The unsecured note was paid in full in September 1999 with proceeds from the 1999 secured debt described above.

The carrying amounts of the company's unsecured debt borrowings approximate fair value at December 31, 2001 and 2000.

During 2001 and 2000, the company capitalized interest of $0.2 million and $0.1 million. No interest was capitalized in 1999. Overall, weighted-average interest rate incurred for all borrowings was 6.8% in 2001 and 7.2% in 2000.

Note 5
Operating Partnership and Shareholders' Equity

Operating Partnership

The company has approximately an 88% interest as a general partner in Cornerstone NC Operating Limited Partnership, a Virginia limited partnership (the "Limited Partnership"). The Limited Partnership acquired five apartment communities, with a total of 1,398 apartment homes located in North Carolina for a purchase price of $100.2 million. The total consideration for the transaction includes the assumption of $77.6 million in secured financing, the issuance of $22.2 million in the form of operating partnership units, described below and a deposit of $0.4 million. The company entered into an agreement of limited partnership (the "Agreement") with State Street, LLC, and State Street I, LLC, North Carolina limited liability companies (collectively, the "Limited Partner"). Pursuant to the Agreement, the Limited Partner contributed property to the Limited Partnership in exchange for a total of 1.3 million preferred operating partnership units and 0.6 million non-preferred operating partnership units valued at $22.2 million. The non-preferred operating partnership units shall convert into preferred operating partnership units over time or as certain lease-up and stabilization criteria are met. The preferred operating partnership units can be exchanged at the option of the holder. The preferred operating partnership units shall be exchangeable for either cash or common shares on a one-for-one basis, at the company's option on or after October 1, 2002.

Preferred Stock

The company issued Series A Convertible Preferred Shares in July 1999, in connection with the Apple merger. The company imputed dividends calculated as the present value difference between the perpetual preferred stock distribution and the stated distribution rate. The imputed dividend is reflected as additional non-cash preferred stock distributions. The company declared and paid total distributions of $2.3088 per share on the Series A Convertible Preferred Shares during 2001.

On April 18, 2001, the company completed a tender offer for the company's outstanding Series A Convertible Preferred Shares ("Exchange Offer"). A total of 12.5 million preferred shares were tendered, representing 99% of the issued and outstanding preferred shares. Of the preferred shares tendered, the holders of 0.7 million such shares received two common shares for each preferred share and the holders of 11.7 million shares received one common share and $12.25 in cash for each preferred share. The company issued a total of 13.2 million common shares and paid $143.8 million in cash in exchange for all of the preferred shares tendered in the Exchange Offer. The difference between the total consideration given and the carrying value of the preferred shares totaled approximately $27.5 million, including direct transaction expenses, and is included in the statement of operations as a reduction to arrive at net loss available to common shareholders. The preferred shares were listed on the New York Stock Exchange on August 7, 2001. At December 31, 2001, 0.1 million preferred shares remained outstanding.

Common Stock

During 2000, the company completed its $50 million common share repurchase program which was authorized by the Board of Directors in September 1999. The Board authorized the repurchase of up to an additional $50 million of the company's common shares in September 2000. Pursuant to the additional authorization, the company has, as of December 31, 2001, repurchased 1.9 million common shares at an average price of $10.86 per share for $20.8 million. For the year ended December 31, 2001, the company repurchased 1.4 million common shares at an average price of $10.85 per share for $14.7 million.

In 1997, the company adopted a Dividend Reinvestment and Share Purchase Plan (as amended from time to time, "Plan") which allows any recordholder to reinvest distributions without payment of any brokerage commissions or other fees. Of the total proceeds raised from common shares during the years ended December 31, 2001, 2000, and 1999, $6.5 million, $6.1 million, and $9.2 million, respectively, were provided through the reinvestment of distributions.

Note 6
Benefits Plans

Stock Incentive Plan

Based on the outstanding shares, under the 1992 Incentive Plan, as amended, a maximum of 1.3 million options could be granted, at the discretion of the Board of Directors, to certain officers and key employees of the company. Under the Directors Plan, as amended, a maximum of 0.5 million options could be granted to the directors of the company. In 2001, the company granted 52,395 options to purchase shares under the Directors Plan.

Both of the plans provide, among other things, that options be granted at exercise prices not lower than the market value of the shares on the date of grant. Under the Incentive Plan, options become exercisable at the date of grant. Generally the optionee has up to 10 years from the date on which the options first become exercisable during which to exercise the options. The exercise prices of these options range from $9.63 to $12.125 per option. Activity in the company's share option plans during the three years ended December 31, 2001 is summarized in the following table (in thousands, except per share data):

	2001 Options	2001 Weighted-Average Exercise Price	2000 Options	2000 Weighted-Average Exercise Price	1999 Options	1999 Weighted-Average Exercise Price
Outstanding, beginning of year	1,916	$10.35	1,305	$11.15	904	$11.73
Granted	52	10.62	628	10.47	401	10.29
Exercised	(172)	10.55	(4)	9.63	(.5)	–
Forfeited	(71)	10.76	(13)	11.21	–	–
Outstanding, end of year	1,725	$10.32	1,916	$10.35	1,305	$11.15
Exercisable at end of year	1,725	$10.32	1,916	$10.35	1,305	$11.15
Weighted-average fair value of options granted during the year		$ .19		$ .38		$ .30

Options granted during 1999 included options granted to Mr. Glade M. Knight, Chairman and Chief Executive Officer of the company, separate from the Incentive Plan. Mr. Knight was granted options ("Award Options") to purchase 0.3 million of the company's common shares at an exercise price of $10.125. These options represent a "rollover" of certain options previously held by Mr. Knight with respect to Apple common shares. If a triggering event occurs, the exercise price will be $1.00 per common share for the following 180 days. A triggering event means the occurrence of certain events, defined in the option agreement, reflecting a change or prospective change in control of the company. If the exercise subjects the holder to an additional penalty tax under the Internal Revenue Code, the company will pay to the holder an additional amount to offset the penalty tax.

Pro forma information regarding net income and earnings per share is required by FASB 123, which also requires that the information be determined as if the company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method described in that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000, and 1999:

	2001	2000	1999
Risk-free interest	**5.0%**	5.9%	5.6%
Dividend yields	**9.0%**	9.0%	9.0%
Volatility factors	**.142**	.171	.160
Weighted-average expected life (years)	**10**	10	10

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of FASB 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. As the options are immediately exercisable, the full impact of the pro forma adjustment to net income is disclosed below (in thousands, except per share data).

	2001	2000	1999
Net (loss) income available to common shareholders			
Pro forma	**($17,210)**	$27,594	$17,581
As reported	**($17,200)**	$27,839	$17,714
Earnings per common share —diluted			
Pro forma	**($ .40)**	$ .76	$ .45
As reported	**($ .40)**	$ .77	$ .45

401(K) Savings Plan

Eligible employees of the company participate in a contributory employee savings plan. Under the plan, the company may match a percentage of contributions made by eligible employees, such percentage to apply to a maximum of 1% of their annual salary. Expenses under this plan for 2001, 2000 and 1999 were $73,894, $73,445 and $65,117, respectively.

Note 7
Commitments

In connection with the acquisition of the five apartment communities discussed in Note 5, the company is committed to acquire two additional apartment communities with a total of 286 apartment homes currently under construction if certain criteria are met. The purchase price of $26 million includes the assumption of $16 million variable rate financing bearing interest at LIBOR plus 135 basis points and the issuance of 0.8 million non-preferred operating partnership units valued at $10 million. The non-preferred operating partnership units shall convert into preferred operating partnership units once certain criteria are met. The preferred operating partnership units can be exchanged at the option of the holder. The preferred operating partnership units shall be exchangeable for either cash or common shares on a one-for-one basis, at the company's option on or after October 1, 2002. The company is not obligated to acquire the two apartment communities until the construction is completed and certain lease-up and stabilization criteria are met.

Note 8
Related-Party Transactions

Mr. Knight also served as the Chairman and Chief Executive Officer of Apple. Prior to the merger with Apple, the company provided services to Apple. The services the company rendered to Apple terminated upon the consummation of the merger (See Note 2).

Prior to the merger, the company or its affiliates provided real estate brokerage services to Apple. Under the terms of the brokerage contract with Apple, the company received a real estate commission equal to 2% of the purchase price of the apartment communities acquired plus reimbursement of certain expenses. During 1999, the company earned $0.6 million in real estate brokerage commissions.

The company also provided property management and advisory services to Apple. Property management services were 5% of monthly rental revenues plus reimbursement of certain expenses. Advisory services were .1% to .25% based on total capital raised by Apple and the financial performance of Apple. During 1999, the company earned $1.9 million for management and advisory services.

During May 1999, Apple paid the company $1.5 million to modify the company's right of first refusal to purchase Apple and the service contracts between Apple and the company to allow for termination of such agreements in the event of a change of control of the company. The company recorded the payment as other income.

Mr. Knight serves as Chairman and Chief Executive Officer of two extended stay hotel REITs, Apple Suites, Inc., formed during 1999 and Apple Hospitality Two, Inc., formed during 2001, and also owns companies which provide services to both Apple Suites, Inc. and Apple Hospitality Two, Inc. During 2001, the company provided real estate acquisition, offering-related and other services and rented office space to these entities and received payment of approximately $0.3 million. During 2000 and 1999, the company received $0.3 million and $0.2 million, respectively, from Apple Suites, Inc. for the same services and office space. The majority of the payments were reflected as a reduction in the company's general and administrative expenses.

Other Relationships

Leslie A. Grandis, a director of the company, is also a partner in McGuireWoods LLP, which provides outside legal services to the company. Martin Zuckerbrod and Harry S. Taubenfeld, directors of the company, provide real estate legal services to the company from time to time.

Note 9
Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2001	2000	1999
Numerator:			
Net (loss) income available to common shareholders	**($17,200)**	$27,839	$17,714
Numerator for basic and diluted earnings per share–income available to common stockholders after assumed conversion	**($17,200)**	$27,839	$17,714
Denominator:			
Denominator for basic earnings per share–weighted-average shares	**43,450**	36,081	39,183
Effect of dilutive securities:			
Stock options	–	18	–
Series A Convertible Preferred*	–	–	–
Denominator for diluted earnings per share–adjusted weighted-average shares and assumed conversions	**43,450**	36,099	39,183
Basic and diluted earnings per common share	**($ .40)**	$ .77	$ .45

**Series A Convertible Preferred Shares were not included in dilutive earnings per common share calculation since their effect was anti-dilutive.*

Note 10
Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations for the years ended December 31, 2001 and 2000:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Revenues	$36,431	$36,239	$38,115	$41,883
Income before interest and dividend income (expense)	12,852	11,615	13,639	10,346
Net income (loss)	7,978	4,728	5,690	(406)
Distributions to preferred shareholders	7,467	80	76	75
Excess consideration paid over book value to preferred shareholders	–	(27,492)	–	–
Net income (loss) available to common shareholders	511	(22,843)	5,614	(482)
Basic and diluted earnings per common share	.01	(.51)	.12	(.01)
Distributions per common share	.28	.28	.28	.28
2000				
Revenues	$37,292	$35,236	$37,530	$36,497
Income before gain on sales of investments	9,217	9,348	8,942	7,707
Gain on sales of investments	23,406	–	(248)	(228)
Net income	32,624	9,348	8,693	7,479
Distributions to preferred shareholders	7,997	7,419	7,464	7,425
Net income available to common shareholders	24,627	1,929	1,230	53
Basic and diluted earnings per common share	.65	.05	.03	.00
Distributions per common share	.27	.28	.28	.28

Cornerstone Board of Directors

[1] *Member, Executive Committee*
[2] *Member, Audit Committee*
[3] *Member, Compensation Committee*



Glenn W. Bunting, Jr.[1][2]
President, KB Properties Inc.



Leslie A. Grandis[2][3]
Partner, McGuireWoods LLP



Glade M. Knight[1]
Chairman of the Board and Chief Executive Officer



Penelope W. Kyle[2][3]
Director, Virginia State Lottery



S. J. Olander, Jr.
Chief Financial Officer and President of Capital Markets



Kent W. Colton[3]
Senior Scholar, Harvard Joint Center for Housing Studies and President, K Colton LLC



Harry S. Taubenfeld[1]
Real Estate Investor and Partner, Zuckerbrod & Taubenfeld, Esqs.



Martin Zuckerbrod[1]
Real Estate Investor and Partner, Zuckerbrod & Taubenfeld, Esqs.

Senior Officers

Glade M. Knight
Chairman of the Board and Chief Executive Officer

S.J. Olander, Jr.
Chief Financial Officer and President of Capital Markets

Debra A. Jones
Executive Vice President and Chief Operating Officer

David L. Carneal
Senior Vice President of Operations

Laurie M. Dunham
Senior Vice President and Corporate Controller

Richard L. Ebeling, Jr.
Senior Vice President of Information Systems

J. Philip Hart
Senior Vice President, General Counsel and Secretary

David S. McKenney
Senior Vice President and Treasurer

Patrick B. Morin
Senior Vice President

Mark M. Murphy
Senior Vice President of Corporate Services

Gus G. Remppies
Senior Vice President of Acquisitions

Corporate Headquarters
306 East Main Street
Richmond, Virginia 23219
Phone (804) 643-1761
Fax (804) 782-9302
Email: ir@tcrmail.com

Corporate Web Site
www.cornerstonereit.com

Common Stock Listing
New York Stock Exchange Symbol "TCR"

Transfer Agent
First Union National Bank
Corporate Trust Operations
1525 West W.T. Harris Boulevard, Building 3C3
Charlotte, North Carolina 28288-1153
(800) 829-8432

Independent Auditors
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219
(804) 344-6000

Counsel
McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219
(804) 775-1000

Member
National Association of Real Estate Investment Trusts (NAREIT)
National Multi Housing Council (NMHC)
The Institute of Real Estate Management (IREM)

Dividend Reinvestment and Share Purchase Plan
Our plan provides all investors with a convenient and inexpensive way to invest in Cornerstone by purchasing common shares without any brokerage fees, commissions or service charges. You can purchase shares monthly by check or money order, or by scheduling automatic payments from a checking account. You can also purchase additional common shares by reinvesting dividends of the shares you already own. For more information, contact Cornerstone's Corporate Services Department at (804) 643-1761 or visit our Web site.

10-K Report
Shareholders are welcome to a copy of our annual report on Form 10-K, as filed with the Securities and Exchange Commission. Please address requests to Corporate Services at our corporate headquarters or Web site.

Shareholder Data
There were 1,054 common shareholders of record on December 31, 2001.

Corporate Services
For additional information about Cornerstone, please contact our Corporate Services Department at (804) 643-1761.

Cornerstone Realty Income Trust, Inc.
306 East Main Street
Richmond, Virginia 23219
Phone: (804) 643-1761
Fax: (804) 782-9302
www.cornerstonereit.com